Luvu Brands, Inc.

Investor Deck

May 2019

OTCQB Venture Market: LUVU



SAFE HARBOR / FORWARD LOOKING STATEMENT

This investor presentation contains forward-looking information and other forward-looking statements within the meaning of applicable U.S. securities laws.

Forward-looking statements involve significant known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Luvu Brands, Inc., to be materially different from any future plans, goals, targets, objectives, results, performance or achievements expressed or implied by such forward-looking statements. As a result, such forward-looking statements should not be read as guarantees of future performance or results, should not be unduly relied upon, and will not necessarily be accurate indications of whether or not such results will be achieved. Such matters involve risks and uncertainties that may cause actual results to differ materially, including the following: changes in economic conditions; general competitive factors; acceptance of the Company's products in the market; the Company's success in obtaining new customers; the Company's success in product development; the Company's ability to execute its business model and strategic plans; the Company's success in integrating acquired entities and assets, and all the risks and related information described from time to time in the Company's filings with the Securities and Exchange Commission ("SEC"), including the financial statements and related information contained in the Company's Annual Report on Form 10-K and interim Quarterly Reports on Form 10-Q.

NON-GAAP FINANCIAL MEASURE

Adjusted EBITDA represents net income (loss) before interest income, interest expense, income taxes, depreciation, amortization, loss on disposal of fixed assets, and stock-based compensation expense. We have excluded the non-cash expense, stock-based compensation, as it does not reflect the cash-based operations of the Company. Adjusted EBITDA is a non-GAAP financial measure which is not required by or defined under GAAP (Generally Accepted Accounting Principles). The presentation of this financial measure is not intended to be considered in isolation or as a substitute for the financial measures prepared and presented in accordance with GAAP, including the net income of the Company or net cash used in operating activities. Management recognizes that non-GAAP financial measures have limitations in that they do not reflect all of the items associated with the Company's net income or net loss as determined in accordance with GAAP, and are not a substitute for or a measure of the Company's profitability or net earnings. Adjusted EBITDA is presented because we believe it is useful to investors as a measure of comparative operating performance and liquidity, and because it is less susceptible to variances in actual performance resulting from depreciation and amortization and non-cash charges for amortization of debt issuance costs and stock-based compensation expense.

LUVU Brands At a Glance

- Vertically integrated US manufacturer
- Diverse consumer brands with international distribution
- Fiscal 2018 revenue of $16.4M
- Operating metrics are improving
- Attractive valuation relative to peers
- Inflection point – entering growth phase and gaining scale

Exchange: OTCQB Venture

Ticker: LUVU

Float: 27M shares

Market Cap: $2.2M

Share Price (5/15/19): $.03

52-Week Range: $0.02 - $0.07

Avg. Daily Volume: 17,000

Headquarters: Atlanta, GA

Employees: 165

Founded: 1999

Our Brand Portfolio



Liberator®, a brand category of iconic products for enhancing sensuality and intimacy



Jaxx®, a diverse range of casual fashion daybeds, sofas and beanbags made from eco-friendly re-purposed polyurethane foam

Avana®**,** inclined bed therapy products, assistive in relieving medical conditions associated with acid reflux, surgery recovery and chronic pain

Our Manufacturing Capabilities






Luvu Brands

Unique and Growing Brands

Our Brand Portfolio

LIBERATOR®





Liberator Bedroom Adventure Gear®

<u>*Five star Amazon reviews*</u>

Buy it no matter what!

The BEST thing EVER for the bedroom!!

Worth every cent!

Amazing, Amazing and Amazing!



Our Brand Portfolio LIBERATOR®

Sales History – FY '13 to FY '18



5 year CAGR = 2%

Our Brand Portfolio **LIBERATOR**®

Quarterly Sales History – Q3 '17 to Q3 '19



Our Brand Portfolio









Five star Amazon reviews

Best bean bag chair ever!

Absolutely in love with this bean bag

It's just amazing! My boys luv this

Love this! The whole family loves it

Our Brand Portfolio









Five star Amazon reviews:

Loved them so much I bought 2 more

We have these on her patio and love them!

Repeat customer: I'm on my 4th one!

Worth every penny!

Our Brand Portfolio





Five star Amazon Reviews

Wish I Had This Years Ago!

Why did I wait so long?

I am IN LOVE with this

Perfect in every way -





Annual Sales History



Sales by fiscal year:

FY '14	$1.7
FY '15	$2.3
FY '16	$3.1
FY '17	$4.5
FY '18	$6.0

5 year CAGR = 36%

Quarterly Sales History



	2,000,000									
	1,800,000									
	1,600,000									
	1,400,000									
	1,200,000									
	1,000,000									
	800,000									
	600,000									
	400,000									
	200,000									
	-	Q3 '17	Q4 '17	Q1 '18	Q2 '18	Q3 '18	Q4 '18	Q1 '19	Q2 '19	Q3 '19

Luvu Brands

Financials

Sales History – FY 2014 to FY 2018

Including discontinued imported products



4 year CAGR = 2%

Sales History – FY 2014 to FY 2018

Excluding discontinued imported products



4 year CAGR = 10%

Quarterly Net Sales – FY 2015 to Q3 FY '19

(Includes discontinued imported products until Q2 FY '17)



Gross Profit History – FY 2014 to FY 2018



4 year CAGR = 8.5%

Gross Profit History – Quarterly from Q1 '15



EBITDA History – FY 2014 to FY 2018



5 year CAGR = 29%

Amazon Sales History – FY '13 to FY '18



6 year CAGR = 33%

Mass Market Sales History – FY '13 to FY '18
(Excluding Amazon Sales)



6 year CAGR = 18%

Q3 FY '19 Financial Review



Q3 FY 2019 Net Sales By Channel

- Direct — 29%
- Wholesale — 69%
- Other — 2%

(in thousands)

Direct	$1,252
Wholesale	2,982
Other	75
Total	**$4,309**



Q3 FY 2019 Net Sales By Product Type

- Liberator — 46%
- Jaxx — 20%
- Avana — 20%
- Products purchased for resale — 10%
- Other — 4%

(in thousands)

Liberator	$1,966
Jaxx	844
Avana	864
Products purchased for resale	447
Other	188
Total	**$4,309**

Financial Review
Gross Profit and SG&A Trends

Quarterly Gross Profit	Q3 FY '18	Q4 FY '18	Q1 FY '19	Q2 FY '19	Q3 FY '19
Gross profit	$ 1,277	$ 1,181	$ 987	$ 1,322	$ 1,250
Gross Margin %	**29.9%**	**30.3%**	**25.2%**	**27.7%**	**29.0%**

Quarterly SG&A	Q3 FY '18	Q4 FY '18	Q1 FY '19	Q2 FY '19	Q3 FY '19
Advertising	$ 94	$ 90	$ 98	$ 88	$ 84
Other selling costs	292	263	277	287	292
G&A	595	583	567	562	593
Depreciation	45	42	41	42	41
Total OpExp	**$ 1,026**	**$ 978**	**$ 983**	**$ 979**	**$ 1,010**

Luvu Brands

Growth Strategy

Growth Strategy -   **LIBERATOR**®

To continually grow as a brand category in Sexual Wellness and Erotic Luxury:

- Expanded retail distribution, taking full advantage of our novel vacuum compressed Point-of-Purchase packaging (with a discrete flip door) that allows Liberator shapes and sex furniture to fit onto any retail shelf.

- Our packaging is easily customizable for mass market, drug and international retailers, allowing for quick expansion into these markets.

- Continue to expand our collection with luxury furniture-like designs, offer lower cost products for mass market, and develop Liberator branded pleasure objects.

Growth Strategy -

- **Jaxx Nimbus** – Continue to capitalize on the growing popularity of our spandex beanbags.

- **Jaxx Beanbags** – Promote the favorable "price to value" of our US made beanbag collection.

- **Jaxx Kids** – Continue to promote our beanbags, loveseats, sofas, and game chairs in the mass market, retail and school market.

- **Zipline Sofas & Alon Daybeds** – Recently launched the first of many designs to come in compressed packaging with flat-packed wood bases. Sofas and daybeds already exceed $1.3 million in trailing twelve month sales

- **Jaxx Outdoors** - Continue to build this product line through our growing relationship with Room and Board and others. Additional Sunbrella styles were introduced in Spring 2019.

Growth Strategy -

This collection of comfort and assistive products has been growing at an 88% CAGR for the last 3 years with trailing twelve month sales of $3.4 million.

- The Kind Bed collection exceeds $500,000 in annual revenue, soon to be launched in mass market.

- Our inclined-bed therapy mattress elevator and top-of-bed wedges have grown 109% this past year and show no signs of slowing.

Conclusion

- We are a manufacturing, marketing and invention company with diverse distribution across three unique brands.

- Our ability to monetize new products with minimal investment is extraordinary.

- Large upside for continued growth without additional capital equipment.

- At inflection point; gaining scale and entering a profitable growth phase.

Luvu Brands, Inc.

Ronald Scott

Chief Financial Officer

P: (770) 246-6426

E: [ir @ luvubrands.com](mailto:ir@luvubrands.com)